Exhibit 99.1

Yingli Green Energy Reaches Historical High Module Shipment in Q4 2012

Full Year 2012 Module Shipment Exceeds 2.2 GW

BAODING, China; January 7, 2013 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers, which markets its products under the brand “Yingli Solar,” today announced that, according to preliminary data, the Company expects its module shipment for the fourth quarter of 2012 to reach a new historical high. Therefore, the module shipment for full year 2012 is expected to be more than 2.2 GW, beating the high end of its full year shipment guidance of 2.1 GW to 2.2 GW.

“Despite the tremendous challenges to the global PV industry, we’re extremely inspired to have continuously expanded our market share throughout 2012 not only in the existing markets but also a number of emerging markets,” said Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “According to public data to date, we believe that Yingli has evolved into the world’s largest PV module supplier. This significant milestone is attributable to our well-known brand, superior product quality and competitive cost structure. Furthermore, we wouldn’t have achieved this without the continuous support from our customers and suppliers. We look forward to working more closely with our partners in 2013 to embrace more growth opportunities.”

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), which markets its products under the brand “Yingli Solar,” is a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers. Yingli Green Energy’s manufacturing covers the entire photovoltaic value chain, from the production of polysilicon through ingot casting and wafering, to solar cell production and module assembly. In August 2012, Yingli Green Energy reached a balanced vertically integrated production capacity of 2,450 MW per year at its production facilities located in Baoding, Haikou, Tianjin and Hengshui, respectively. Yingli Green Energy distributes its photovoltaic modules to a wide range of markets, including Germany, Spain, Italy, Greece, France, South Korea, China, Japan and the United States. Headquartered in Baoding, China, Yingli Green Energy has more than 20 subsidiaries and branch offices worldwide. Yingli Green Energy is publicly listed on the New York Stock Exchange (NYSE: YGE). For more information, please visit www.yinglisolar.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

In China:

Qing Miao
Vice President of Corporate Communications
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
Email: ir@yinglisolar.com

In the Americas:

Helena Kimball
Head of Marketing
Yingli Green Energy Americas
Tel: +1 603 5915812
Email: helena.kimball@yingliamericas.com

In Europe:

Rebecca Jarschel
Marketing Communications Manager
Yingli Green Energy Europe GmbH
Tel.: +4989540303412
Email: rebecca.jarschel@ygee.eu